                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549




                                   F O R M   6 - K


[X]  Pursuant to Rule 13a-16 or 15d-16 of the SECURITIES EXCHANGE ACT OF 1934





                                    GOLDCORP INC.
                ------------------------------------------------------
                (Exact name of registrant as specified in its charter)



                            COMMISSION FILE NUMBER 1-12970



            PROVINCE OF ONTARIO                          98770100
      ----------------------------        ------------------------------------
      (State of other jurisdiction        (I.R.S. Employer Identification No.)
            of incorporation
            or organization)



                           SUITE 2700, 145 KING STREET WEST
                           TORONTO, ONTARIO, CANADA M5H 1J9

                                    (416) 865-0326
                 (Registrant's telephone number, including area code)


Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                           Form 20 - F [   ]   Form 40-F [ X ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-(b) under the SECURITIES EXCHANGE ACT OF 1934.

                                                     Yes [   ]    No [ X ]

                             THIRD QUARTER REPORT
                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998

                  ------------------------------------------
                                 GOLDCORP INC.
                  ------------------------------------------

               GOLDCORP IS A NORTH AMERICAN BASED GOLD PRODUCER.
                  GOLDCORP'S SHARES ARE LISTED ON THE TORONTO,
                NEW YORK AND MONTREAL STOCK EXCHANGES.  ITS HEAD
                     OFFICE IS LOCATED IN TORONTO, CANADA.
-------------------------------------------------------------------------------



                                          MARKET FOR THE COMPANY'S
CORPORATE OFFICE:                         COMMON SHARES:

145 King Street West                      The Toronto Stock Exchange and
Suite 2700                                   Montreal Exchange (G.A & G.B)
Toronto, Ontario                          New York Stock Exchange (GG.A & GG.B)
Canada  M5H 1J8                           Options traded on the Trans Canada
Telephone: (416) 865-0326                    Options
Facsimile: (416) 361-5741                 Shares included in the TSE 200
Shareholder enquires:  (800) 813-1412        and 300 indices
(Canada and United States)
Website:  www.goldcorp.com
Email:  info@goldcorp.com

PRINCIPAL REGISTRAR AND                   CO-REGISTRAR AND
TRANSFER AGENT:                           TRANSFER AGENT:

Montreal Trust Company of Canada          The Bank of New York
151 Front Street West                     101 Barclay Street
Suite 800                                 New York, New York   10286
Toronto, Ontario                          Telephone:  (212) 815-2450
Canada  M5J 2N1                           Facsimile:  (212) 815-3201
Telephone:  (416) 981-9500
Facsimile:  (416) 981-9800

GOLDCORP INC.
-------------------------------------------------------------------------------
www.goldcorp.com                                                Suite 2700
                                                           145 King Street West
                                                             Toronto, Ontario
                                                              Canada, M5H 1J8
                                                                Telephone
                                                              (416) 865-0326
                                                                Facsimile
                                                              (416) 361-5741
                                 NEWS RELEASE

Toronto, Canada
November 10, 1998

                                 GOLDCORP INC.
                           1998 THIRD QUARTER RESULTS
                           --------------------------

   (ALL AMOUNTS IN THIS NEWS RELEASE ARE EXPRESSED IN UNITED STATES DOLLARS, UNLESS OTHERWISE INDICATED.)

OVERVIEW

GOLD

RED LAKE MINE DEVELOPMENT

- RESERVE INCREASE: independent reserve audit completed with Red Lake's High Grade ounces increasing by 47% to 1.89 million ounces with an average cut grade of 1.36 ounces per ton and an average uncut grade of 2.63 ounces per ton
-    POSITIVE FEASIBILITY STUDY results announced on October 5, 1998 study results: capex $56 million; year 2000 production starts; 240,000 ounces per year; cash production cost of $88 per ounce; 17 month payback; internal rate of return of 49%

WHARF MINE

- higher production, up 15% for the first 9 months to 88,128 ounces (30,061 ounces produced in the third quarter)
- lower cash production cost per ounce, down 20% for the first 9 months to $187 ($180 per ounce in the third quarter)

INDUSTRIAL MINERALS

-    performance below expectations due to weaker market conditions

Goldcorp Inc. -- 1998 Third Quarter Results                              Page 2
-------------------------------------------------------------------------------


FINANCIAL RESULTS

                                         Three months ended   Nine months ended
                                            September 30,       September 30,
                                           1998      1997      1998      1997
                                         -------   -------   -------   -------
                                         (IN MILLIONS OF U.S. DOLLARS, EXCEPT
                                           PER SHARE AND PER OUNCE AMOUNTS)
Revenues                                 $  14.6   $  16.7   $  44.4   $  46.8
Earnings (loss)                             (0.4)      1.4      (1.3)     (2.0)
Earnings (loss) per share (fully diluted)  (0.01)     0.02     (0.02)    (0.03)
Cash flow from operations                    2.2       6.9       5.2       3.7
Cash flow from operations
    per share (fully diluted)               0.04      0.10      0.08      0.05
Gold sales (OUNCES)                       29,200    29,500    86,096    75,900
Average realized gold price per ounce        289       325       294       336


LIQUIDITY AND CAPITAL RESOURCES

                                                  As at               As at
                                               September 30,       December 31,
                                                  1998                1997
                                               ------------        ------------
                                                (IN MILLIONS OF U.S. DOLLARS)
   >
Cash and short-term investments                   $  9.7              $ 12.5
Marketable securities
   -book value                                      17.7                22.8
   -market value                                     6.4                15.4
Working capital                                     20.6                29.9


For the nine months ended September 30, 1998, Goldcorp realized a pre-tax loss of $2.3 million on the sale of marketable securities ($1.3 million after-tax). For the nine months ended September 30, 1998, Goldcorp also recorded a further $4.6 million decline in the market value of the marketable securities. These holdings remain as available sources of additional capital for future mine expansion and joint venture opportunities.

Ongoing capital and deferred exploration and development expenditures during the first three quarters of 1998 were $11.2 million. The remaining budgeted expenditures of approximately $5.6 million for the fourth quarter of 1998 are expected to be financed by existing working capital and internally generated cash flows.

Goldcorp Inc. -- 1998 Third Quarter Results                              Page 3
-------------------------------------------------------------------------------


RED LAKE MINE

FEASIBILITY STUDY RESULTS

A positive feasibility study has been completed on the High Grade Zone at Goldcorp's Red Lake Mine by Watts, Griffis and McOuat and Goldcorp staff. Mine startup is contemplated 18 months from the date development begins.

The economics of the project are very robust. Based on a gold price of $300 per ounce and a recovery rate of 83%, the project has a payback period of 17 months with an internal rate of return of 49%. The total capital cost for the project is $56.2 million. The cash production cost over the 6.5 year mine life is $88 per ounce and the total operating cost is $137 per ounce. The mining rate of only 600 tons per day yields an average annual production of 240,000 ounces of gold. In addition, 35,000 ounces per year is expected to be recovered upon installation of a refractory treatment process.

The capital expenditures of $56.2 million consist of: $23.8 million for underground development, $15.5 million for process plant, $3.4 million for surface facilities, $8.2 million for overhead and construction management and $5.3 million for contingency. The schedule of expenditures is $4.4 million in 1998, $51.1 million in 1999 and $0.7 million in 2000.

The underground operation will primarily employ the cut and fill mining method which allows for extensive grade control and minimum dilution. Other methods will be investigated during mine development.

The new processing plant will include the major pieces of equipment purchased from the recently closed Contact Lake Mine along with additional new equipment required to complete the Red Lake Mine's milling circuit. Metallurgical testwork was conducted by Lakefield Research. The refractory gold concentrate in the flotation circuit will be stockpiled on site for future treatment.

We believe that attractive debt financing can be arranged given the project's very short payback, Goldcorp's debt-free balance sheet and its multiple sources of cash flow. Discussions with potential lenders for the financing at the Red Lake Mine development are underway.

NEW EXPLORATION TARGETS

Drilling continued at the new exploration targets that have been identified on the east side of the mine property. The targets are located some 1,000 to 1,400 feet east of any previous mining activity. To date, exploration drilling from surface and from underground has encountered mineralization in several areas contained within a vertical distance of 5,000 feet. Presently, the best assay grade was 1.28 ounces per ton over 6.2 feet. This suggests that higher grade potential may exist. Exploration continues in this area.

Goldcorp Inc. -- 1998 Third Quarter Results                              Page 4
-------------------------------------------------------------------------------


WHARF MINE

PRODUCTION STATISTICS

                                    Three months ended       Nine months ended
                                      September 30,            September 30,
                                     1998       1997         1998        1997
                                   -------    --------     --------    --------
Tons of ore mined (000S)             1,340      1,387        3,350       3,395
Tons of waste removed (000S)         1,888      1,688        5,428       4,238
Ratio of waste to ore               1.41:1     1.22:1       1.62:1      1.25:1
Tons of ore processed (000S)         1,144      1,281        3,230       3,335
Average grade of gold processed
  (OUNCES PER TON)                   0.033      0.029        0.032       0.030
Gold production (OUNCES)            30,061     28,362       88,128      76,792
Operating cost per ounce
  Cash production cost             $   180    $   228      $   187     $   235
  Royalties and severance taxes         19         20           20          18
  Non-cash costs                        13         91           11          88
                                   -------    --------     --------    --------
  Total operating cost             $   212    $   339      $   218     $   341
                                   -------    --------     --------    --------
Percentage decrease in total
  operating cost per ounce             37%                     36%
                                   -------                --------

The Wharf Mine has continued to improve its operating performance, reducing the cash production cost per ounce by 20% to $187. Gold production target for 1998 is 105,000 ounces at a cash production cost of $190 per ounce and a total operating cost of $225 per ounce.

COCHENOUR MINE

Exploration on the 100% owned and former producing Cochenour Mine began in the third quarter. Anomalous gold values were returned from diamond drilling, with the best results being 3.78 ounces of gold per ton over 2 feet and 0.59 ounces of gold per ton over 1 foot. Geological work is continuing on the property.



INDUSTRIAL MINERAL OPERATIONS -- SASKATCHEWAN MINERALS AND HAVELOCK LIME

                                   Three months ended       Nine months ended
                                      September 30,           September 30,
                                    1998         1997       1998         1997
                                   -----        -----      ------       ------
                                        (IN MILLIONS OF  U.S. DOLLARS)
Revenues                           $ 6.1        $ 6.9      $ 19.0       $ 21.1
Operating profit                     1.8          1.3         5.5          5.9
Operating cash flow                  2.1          1.7         6.5          6.9


Goldcorp Inc. -- 1998 Third Quarter Results                              Page 5
-------------------------------------------------------------------------------


Sodium sulphate sales at Saskatchewan Minerals were lower than expected during the nine months ended September 30, 1998. Worldwide oversupply of sodium sulphate has driven the prices down. These conditions are expected to continue at least for the balance of 1998.

Negotiations with the union have resulted in a favourable outcome with votes on October 22 and 23, 1998 ratifying the proposed two-year contract.

BOARD OF DIRECTORS

Ian Delaney, a long standing director of the Company retired in September. We wish to acknowledge his valued contribution to our corporate growth.

FORWARD-LOOKING STATEMENTS

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States SECURITIES EXCHANGE ACT OF 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Goldcorp Inc., are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Goldcorp expectations are disclosed under the heading "Risk Factors" and elsewhere in Goldcorp documents filed from time to time with the Toronto Stock Exchange, The United States Securities and Exchange Commission and other regulatory authorities.

FINANCIAL INFORMATION

Attached are the Consolidated Financial Statements of Goldcorp Inc. for the three and nine months ended September 30, 1998.

For further information, please contact:

Rolando C. Francisco
President
(416) 865-0326
email:  info@goldcorp.com
website:  www.goldcorp.com

Stock Symbols:
TSE, ME  ("G.A"; "G.B")
NYSE  ("GG.A"; "GG.B")

Goldcorp Inc. -- 1998 Third Quarter Results                              Page 6
-------------------------------------------------------------------------------


                                   GOLDCORP INC.
                         CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF UNITED STATES DOLLARS)


                                                As at          As at
                                            September 30,   December 31,
                                                1998            1997
                                            -------------   ------------

ASSETS

CURRENT ASSETS
   Cash and short-term investments             $  9,651       $ 12,473
   Gold bullion inventory                           393            100
   Accounts receivable                            5,905          7,285
   Marketable securities                          6,385         15,445
   Inventories                                    5,970          8,102
   Deferred income taxes                          5,255          3,382
   Prepaid expenses                                 463          1,507
                                               --------       --------
                                                 34,022         48,294

MINING INTERESTS, NET                            77,934         68,378
DEPOSITS FOR RECLAMATION COSTS                    2,043          3,135
OTHER ASSETS                                        453          2,941
                                               --------       --------
                                               $114,452       $122,748
                                               --------       --------
                                               --------       --------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable and accrued liabilities    $ 10,605       $ 14,602
   Taxes payable                                  2,812          3,785
                                               --------       --------
                                                 13,417         18,387
                                               --------       --------
PROVISION FOR RECLAMATION COSTS
   AND OTHER LIABILITIES                          6,180          6,466
                                               --------       --------
DEFERRED INCOME TAXES                            12,036         10,890
                                               --------       --------
SHAREHOLDERS' EQUITY
   Capital stock                                 84,541         81,734
   Contributed surplus                            5,472          5,472
   Cumulative translation adjustment             (5,873)          (201)
   Deficit                                       (1,321)            --
                                               --------       --------
                                                 82,819         87,005
                                               --------       --------
                                               $114,452       $122,748
                                               --------       --------
                                               --------       --------

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                       FINANCIAL STATEMENTS.

Goldcorp Inc. -- 1998 Third Quarter Results                              Page 7
-------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)


                                        Three months ended             Nine months ended
                                           September 30,                  September 30,
                                        1998           1997           1998           1997
                                      -------        -------        -------        -------
Revenues
   Gold bullion                       $ 8,455        $ 9,748        $25,377        $25,637
   Industrial minerals                  6,094          6,957         18,984         21,116
                                      -------        -------        -------        -------
                                       14,549         16,705         44,361         46,753
                                      -------        -------        -------        -------
Expenses
   Operating                           10,303         14,762         34,532         38,998
   Corporate administration               885            866          2,503          2,727
   Depreciation and depletion             818          3,071          2,300          7,934
   Exploration                          1,436             61          1,618            148
                                      -------        -------        -------        -------
                                       13,442         18,760         40,953         49,807
                                      -------        -------        -------        -------
Earnings (loss) from operations         1,107         (2,055)         3,408         (3,054)
                                      -------        -------        -------        -------
Other income (expense)
   Interest and other income              250            398          1,658          1,556
   Gain (loss) on marketable
     securities                            54         (1,024)        (2,280)         3,098
Decrease (increase) in provision
   for decline in marketable
   securities                          (1,916)         3,666         (4,601)          (952)
   Interest expense
      Long-term debt                                      (7)                         (158)
      Other                                               (5)                          (13)
                                      -------        -------        -------        -------
                                       (1,612)         3,028         (5,223)         3,531
                                      -------        -------        -------        -------
Earnings (loss) before taxes             (505)           973         (1,815)           477
Income and mining taxes (recovery)        (92)          (470)          (494)         2,435
                                      -------        -------        -------        -------
Earnings (loss) for the period        $  (413)       $ 1,443        $(1,321)       $(1,958)
                                      -------        -------        -------        -------
Earnings (loss) per share
   Basic                              $ (0.01)       $  0.02        $ (0.02)       $ (0.03)
                                      -------        -------        -------        -------
   Fully diluted                      $ (0.01)       $  0.02        $ (0.02)       $ (0.03)
                                      -------        -------        -------        -------
Weighted average number of shares
   outstanding (000s)
   Basic                               68,932         68,365         68,856         68,348
                                      -------        -------        -------        -------
   Fully diluted                       75,221         73,291         74,986         73,001
                                      -------        -------        -------        -------


             THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                               FINANCIAL STATEMENTS.

Goldcorp Inc. -- 1998 Third Quarter Results                              Page 8
-------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS OF UNITED STATES DOLLARS)

                                        Three months ended             Nine months ended
                                           September 30,                  September 30,
                                        1998           1997           1998           1997
                                      -------        -------        --------       --------
Cash provided by (used in)
Operating activities
Earnings (loss) for the period        $  (413)       $ 1,443        $ (1,321)      $ (1,958)
   Items not affecting cash
      Depreciation, depletion
        and amortization                  818          3,053           2,300          8,194
      Loss (gain) on marketable
        securities, net of tax
        provision                         (31)           567           1,263         (1,716)
      Increase (decrease) in
        provision for decline
        in marketable securities        1,916         (3,666)          4,601            952
      Deferred income taxes            (1,045)         1,079            (244)         2,700
      Other                              (365)           114          (1,349)            39
                                      -------        -------        --------       --------
                                          880          2,590           5,250          8,211
   Change in non-cash operating
      working capital                   1,370          4,263             (10)        (4,553)
                                      -------        -------        --------       --------
Net cash provided by operating
  activities                            2,250          6,853           5,240          3,658
                                      -------        -------        --------       --------
Investing activities
   Mining interests                    (2,559)        (4,403)        (11,228)       (12,684)
   Purchases of marketable
     securities                        (2,334)        (7,293)         (3,885)       (12,397)
   Proceeds from sale of
     marketable securities              2,134          3,981           5,808         23,610
   Purchases of other assets                                                            (29)
   Acquisition of remaining
     Wilanour Resources Limited
     shares outstanding                                               (2,636)
   Taxes paid on sale of
     marketable securities,
     prior year                                            7                         (2,143)
   Decrease in deposits for
     reclamation costs                                    97           1,092             74
                                      -------        -------        --------       --------
Net cash used in investing
  activities                           (2,759)        (7,611)        (10,849)        (3,569)
                                      -------        -------        --------       --------
Financing activities
   Repayment of long-term debt                        (1,452)                        (7,110)
   Shares issued to acquire
     remaining Wilanour Resources
     Limited shares outstanding                                        2,636
   Issue of capital stock, net             75            132             171            278
                                      -------        -------        --------       --------
Net cash  provided by (used in)
  financing activities                     75         (1,320)          2,807         (6,832)
                                      -------        -------        --------       --------
Effect of exchange rate changes
  on cash                                  21             25             (20)           (43)
                                      -------        -------        --------       --------
Decrease in cash and short-term
  investments                            (413)        (2,053)         (2,822)        (6,786)
Cash and short-term investments
  at beginning of period               10,064         25,274          12,473         30,007
                                      -------        -------        --------       --------
Cash and short-term investments
  at end of period                    $ 9,651        $23,221        $  9,651       $ 23,221
                                      -------        -------        --------       --------


             THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                                FINANCIAL STATEMENTS.

Goldcorp Inc. -- 1998 Third Quarter Results                              Page 9
-------------------------------------------------------------------------------


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   GENERAL

     The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 1997. The unaudited consolidated financial statements include the financial statements of the Company and its subsidiaries.

     These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

2.   ACQUISITION OF WILANOUR RESOURCES LIMITED

     On February 19, 1998, the Company completed the acquisition of the remaining 57% of Wilanour Resources Limited that it did not already own, for 520,441 Class A shares and 520,441 Class A Warrants of the Company. The Class A Warrants expire on June 30,1999 and have an exercise price of C$7.25 per Goldcorp share.

                                      SIGNATURE

Pursuant to the requirements of the SECURITIES EXCHANGE ACT OF 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        GOLDCORP INC.


                                        By   /s/Rolando C. Francisco

                                             Rolando C. Francisco
                                             President
                                             (Duly Authorized Officer
                                             and Principal Financial
                                             Officer)


Date:   November 11, 1998